UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42256

WORK Medical Technology Group LTD

1/88 Cook St, Auckland City, 1001, New Zealand

+1 949-818-3667
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

As previously disclosed, on August 4, 2026, WORK Medical Technology Group LTD, a Cayman Islands exempted company with limited liability (the “Company”) entered into certain securities purchase agreements (the “Securities Purchase Agreement”) with certain investors (the “Investors”), pursuant to which the Company agreed to issue and sell, in a private placement (the “Private Placement”) ordinary shares, including 2,000,000 Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”) at the subscription price of $1.00 per share, and 50,000 Class B ordinary shares, par value US$0.001 per share (the “Class B Ordinary Shares”) at the subscription price of $2.50 per share.

The Private Placement closed on August 18, 2026. The Company received aggregate gross proceeds of approximately $2,125,000 from the Private Placement and intends to use the proceeds for business expansion, working capital and general corporate purposes. The Class A Ordinary Shares and the Class B Ordinary Shares were issued and sold by the Company to the Investors in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof, and Regulation S promulgated thereunder. Each Investor represented that it is not a “U.S. person” in accordance with Regulation S under the Securities Act. The Company did not engage in general solicitation or advertising and did not offer securities to the public in connection with the issuance and sale of the Class A Ordinary Shares or the Class B Ordinary Shares described in this report.

Immediately following the closing of the Private Placement, the Company had 4,416,569 Class A Ordinary Shares and 51,009 Class B Ordinary Shares issued and outstanding.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-289943) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: August 24, 2026	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Director

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